SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of December, 1998


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA

Secretariat General

                                December 21, 1998





To the Shareholders,

  We wish to inform you that the EXTRAORDINARY GENERAL MEETING of shareholders of the company will be held in Brussels, 52, rue de l'Industrie, on January 4, 1999 at 3 p.m. (Brussels time) with the following agenda:

  Payment of a dividend. Board's proposal to distribute a gross dividend of 460 BEF per share.

  The meeting room will be accessible from 2:15 p.m. onwards.

  We would remind you that the registered shareholders who wish to attend the general meeting and vote must inform the Board of Directors of their intention to attend the meeting, at the latest on December 30, 1998.

  Yours faithfully,



                                                        The Board of Directors






  Attachment:  Proxy

PETROFINA S.A.
Secretariat General
Rue de l'Industrie 52
1040 Bruxelles



                                      PROXY

I, the undersigned:

Name:

Address:

Town:

Country:

being the beneficial owner of

a)___________________________ registered share(s) and/or

b)___________________________ bearer share(s) in the societe anonyme PetroFina,

hereby appoint as my proxy with full power of substitution to represent me at the EXTRAORDINARY GENERAL MEETING to be held at 52, rue de l'Industrie, Brussels, on 4 January 1999 at 3 p.m. (Brussels time), and at any adjournment of such meeting:

M___________________________________________________, shareholder of PetroFina,

with full powers to vote on my behalf, to take part in all deliberations, to approve and to sign all documents, to modify the agenda, to determine the address for notifications and generally to do all that (in the opinion of the proxy) is necessary, and I hereby ratify and confirm all that said proxy shall lawfully do by virtue thereof, such powers to be exercised in respect of the following agenda:

Payment of a dividend. Board's proposal to distribute a gross dividend of 460 BEF per share.

      (date)                                               (Signature)

                                                            December 8, 1998


                                  PRESS RELEASE


The Board of Directors of PetroFina, meeting on 8 december 1998, analyzed the proposed merger between the company and TOTAL which was announced on 1 December. Having considered the strategic and operational elements of the transaction, the Board unanimously approved it in principle. Pursuant to the law, the Board will issue a formal statement on the Share Exchange Offer, when it will have received the proposed prospectus following the General Meeting of TOTAL, and when the pre-conditions in respect of competition policy will have been met.

The Board of PetroFina has appointed JP Morgan and Paribas as financial advisers to assist it in delivering a fairness opinion on the proposed offer.

The Board has called an Extraordinary General Meeting for 4 January 1999 to consider as the only point on the agenda a Board proposal to distribute a gross dividend of BEF 460 share, payable as from January 13, 1999.

                                      * * *

This communique is also available in French.
This communique is also available in Flemish.

FINA

                                  Press Release


                                                          December 1, 1998


TOTAL's Board of Directors and the Boards of ELECTRAFINA, COMPAGNIE NATIONALE A PORTEFEUELLE (FIBELPAR), TRACTEBEL and ELECTRABEL, shareholders of PETROFINA, approved on Monday, November 30, the conditions of an operation to bring TOTAL and PETROFINA together in the view to create TOTAL FINA, an oil company that will rank as the 6th largest in the world and the 3rd largest in Europe.

To this end, these four shareholders of PETROFINA as well as FORTIS (AG 1824) sign with TOTAL an agreement to contribute to TOTAL the 9,614,190 shares of PETROFINA that they hold, or approximately 41 percent of the capital.

The contributed shares will be remunerated by new shares of TOTAL, effective January 1, 1998, at a ratio of 9 TOTAL shares for 2 PETROFINA shares. On the basis of the TOTAL Paris closing share price at the date of November 27, 1998, this exchange ratio values the PETROFINA share (excluding dividend) at BEF19,482 *. The contributed PETROFINA shares will be effective January 1, 1998 to the benefit of TOTAL, excluding a gross dividend of 460 BEF per share to be paid to all PETROFINA shareholders beginning year 1999 and prior to the operation.

On November 30, TOTAL's Board of Directors called a Combined General Meeting of Shareholders for January 14, 1999, in order to approve the contribution agreement, subject to the approval of the European and American trade authorities. After completing the contribution, TOTAL will file with the Belgian banking and financial Committee a notice and a document for a Public Exchange Offer allowing all PETROFINA shareholders to exchange their PETROFINA shares for TOTAL shares, using the same exchange ratio.

The Group TOTAL FINA resulting from the Public Exchange Offer will be listed on the stock exchanges of Paris, Brussels, London and New York after consultation with appropriate parties.

The Board of  Directors  of TOTAL FINA  would be  expanded  to include  four new

Directors in order to reflect the composition of the new shareholder base.

Next to Thierry Desmarest, Chairman of the Board, Albert Frere and Jean Syrota (currently member of the Board) will be named Vice-Chairmen to the board.

Francois Cornelis, CEO of PETROFINA, will become Vice-Chairman of TOTAL FINA's Executive Committee, over which Thierry Desmarest will preside.

BEF 19,482 = (FRF 704 x 4.5)/0.162608

Based on the latest published data, the new Group would have the following characteristics:

           Key Figures                             TOTAL FINA
Oil and Gas Production (1H98)                        1.10 Million boe/d
Oil and Gas Reserves (31/12/97)                      5.71 Billion boe
Refining Capacity (31/12/97)                         1.61 Million b/d
Refined Product Sales (1H98)                         2.18 Million b/d
Petrochemical Sales (1997)                           2.96 Billion Dollars
Specialty Chemical Sales (1997)                      5.76 Billion Dollars
Employees-- consolidated subsidiaries only           69,100
(1997)
                      Pro forma 1997
Sales                                                52.96 Billion Dollars
Operating Income                                     3.54 Billion Dollars
Net Income                                           1.92 Billion Dollars
Cash Flow                                            4.46 Billion Dollars

Market Capitalization at 27/11/98                    TOTAL 29.5 Billion Dollars

                                                     FINA 9.3 Billion Dollars

Based on 1 Dollar to 5.84 FRF and 35.915 BEF

The new Group will rank 6th in the world and 3rd in Europe among oil companies.

In Exploration-Production, TOTAL FINA will have a portfolio of high-quality assets, providing a good balance between OECD countries and emerging countries. The combination of TOTAL and PETROFINA will allow the new entity to capture substantial productivity gains, particularly in the North Sea, and to expand its positions in the deep offshore (United States, Angola).

In Refining-Marketing, TOTAL FINA will hold solid positions in the Benelux, France, United Kingdom, Germany, Spain and Italy. Joint management of the refineries and the marketing networks will yield substantial productivity gains.

In northwest Europe, combining TOTAL's refineries with the refining and petrochemical operations at Antwerp and Feluy will allow the combined entity to more efficiently meet the constraints imposed by the new European fuel product specifications. The headquarters for Refining-Marketing and for Petrochemical will be located in Brussels.

The creation of the new entity should lead to an increase in operating income of approximately 2 billions French francs on a recurring basis within three years. The transaction would be non-dilutive from 2000 (the first full year of the new Group) forward and should contribute to an increase in earnings per share close to 10 percent within three years.

                               CALENDAR OF EVENTS

    November 30,1998          Board of Directors  meetings for TOTAL, and for
                              ELECTRAFINA, CNP, TRACTEBEL, ELECTRABEL. These four shareholders of PETROFINA together with FORTIS hold approximately 41% of PETROFINA

    Submission of the transaction to regulatory and other parties.

                                       TOTAL Combined General Meeting, approval
    January 14,1999*                   of the contribution

    Effective launch date for the Public Exchange Offer

    Completion of the Transaction                 Second Quarter 1999


    * January 21 in case of a second call


                      KEY FIGURES TOTAL AND PETROFINA (BEF)

         Key Figures                          TOTAL                     FINA

Oil and Gas Production (mboe/d)                   840                       256
IH98
Oil and Gas Reserves (Mboe)                     4,833                       872
31/12/97
Refining Capacity (mb/d)                          867                       745
31/12/97
Refined Product Sales (mb/d)                  1,403 *                       780
IH98
Petrochemical Sales (MBEF)                     12,915                    93,247
1997
Specialty Chemical Sales                      175,497                    31,452
(MBEF) 1997
Employees-- consolidated                       54,400                    14,700
subsidiaries only (1997)

       1997 Results (MBEF)

Sales                                       1,175,135                   727,031
Operating Income                               80,390                    46,833
Net Income                                     46,806                    22,060
Cash Flow                                     103,003                    57,142
Stock price as at 27/11/98 (BEF)                                         14,250

Outstanding shares                                                   23,459,772

Fully diluted number of shares                                       23,971,027

Market Capitalization (BBEF                     1,058                       334
at 27/11/98)


1F=6,1498 BEF

                      KEY FIGURES TOTAL AND PETROFINA (FRF)

       Key Figures                                         TOTAL         FINA

Oil and Gas Production (mboe/d)  1H98                         840         256
Oil and Gas Reserves (Mboe)  31/12/97                       4,833         872
Refining Capacity (mb/d) 31/12/97                             867         745
Refined Product Sales (mb/d) 1H98                          1,403*         780
Petrochemical Sales (MF) 1997                               2,100      15,163
Speciality Chemical Sales (MF) 1997                        28,537       5,114
Employees-- consolidated subsidiaries only (1997)          54,400      14,700

                          1997 Results (MF)
Sales                                                     191,085     118,220
Operating Income                                           13,072       7,615
Net Income                                                  7,611       3,587
Cash Flow                                                  16,749       9,292
Stock price as at 27/11/98 (F)                                704

Outstanding shares                                    244,666,107

Fully diluted number of shares                        247,366,408

         Market Capitalization (BF at 27/11/98)               172         54

1 F=6,1498 BEF

*Trading included

Abbreviations
b/d: barrels per day; boe: barrel oil               MBEF: million Belgian francs
equivalent
boe/d: barrel oil equivalent per day;               BBEF: billion Belgian francs
mboe: thousand barrel oil equivalent                MF: million French francs
Mbep: million barrel oil equivalent                 BF: billion French francs


This communique is also available in French.
This communique is also available in Flemish.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   December 24, 1998                      By:   /s/   Francois Vincke
        -----------------                          ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General